SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated October 20th, 2003 announcing Registrant’s third quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: October 20th, 2003

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS THIRD QUARTER
AND FIRST NINE MONTH 2003 RESULTS

        KFAR SAVA, Israel—October 20, 2003 — Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the third quarter and nine months ended September 30, 2003.

        Revenues for the third quarter of 2003 were $680,000, compared to $512,000 for the third quarter of 2002. Net loss for the quarter was ($460,000), or ($0.11) per share, compared to ($676,000), or ($0.16) per share, for the third quarter of 2002.

        Revenues for the first nine months of 2003 were $2,705,000, compared to $1,931,000 for the parallel period of 2002. Net loss for the period was ($1,227,000), or ($0.30) per share, compared to ($1,811,000), or ($0.44) per share, for the first nine months of 2002.

        Commenting on the results, Shaike Orbach, President and CEO, said, “Although we are reporting year-over-year growth, our revenues remain low, reflecting cautious markets for our traditional products and long sales cycles for new ones. Our focus is now on achieving initial sales of our state-of-the-art Server/Storage Networking Cards with the industry’s major manufacturers. Our U.S. offices are spearheading the effort, and are encouraged by progress with several key players. In parallel, we continue with a range of research and development projects to leverage the Company’s significant core expertise.”

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Consolidated Summary of Results
(Unaudited)

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended September 30,		Nine-month period ended September 30,

	2003	2002	2003	2002
Sales	$680	$512	$2,705	$1,931
Cost of sales	436	397	1,591	1,513

Gross profit	244	115	1,114	418

Research and development costs, gross	403	343	1,240	1,077

Less - royalty bearing participations	(36)	100	(102)	(34)

Research and development costs, net	367	443	1,138	1,043
Selling and marketing expenses	200	242	776	772
General and administrative	144	150	450	537

	711	835	2,364	2,352

Operating loss	(467)	(720)	(1,250)	(1,934)

Financial income, net	7	44	23	123

Loss before taxes on income	(460)	(676)	(1,227)	(1,811)
Taxes on income	---	---	---	---

Loss for the period	$(460)	$(676)	$(1,227)	$(1,811)

Basic and diluted loss per share	$(0.11)	$(0.16)	$(0.30)	$(0.44)

Weighted average number of shares

outstanding - Basic EPS (in thousands)	4,110	4,110	4,110	4,110

Weighted average number of shares

outstanding - Diluted EPS (in thousands)	4,110	4,110	4,110	4,110

Silicom Ltd. Consolidated Balance Sheets
(U.S dollars, in thousands)

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)

Assets

Current assets
Cash and cash equivalents	$880	$861
Short term investments	1,527	3,799
Trade receivables	427	504
Other receivables	238	277
Inventories	1,033	1,221

	4,105	6,662

Long-term investments	1,088	-
Severance pay fund	485	408
Property and equipment, net	292	257
Other assets	71	77

Total assets	$6,041	$7,404

Liabilities and shareholder's equity

Current liabilities
Trade payables	272	561
Other payables and accrued liabilities	448	415

Total current liabilities	720	976

Liability for severance pay	863	743

Total liabilities	1,583	1,719

Shareholders' Equity

Share capital and additional paid in capital	5,550	5,550
Treasury stock	(38)	(38)
Retained earnings (deficit)	(1,054)	173

	4,458	5,685

Total liabilities and shareholders equity	$6,041	$7,404